

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

June 6, 2024

Lynn Zhao
Chief Financial Officer
Socket Mobile, Inc.
40675 Encyclopedia Cir.
Fremont, California 94538

> **Re: Socket Mobile, Inc.**
> **Schedule TO-I filed on May 28, 2024**
> **File No. 005-50241**

Dear Lynn Zhao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-I filed on May 28, 2024

Conditions of the Offer, page 19

1. Refer to the first condition in this section and the term "threatened." A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise so that the condition is objectively determinable.

2. You have included a condition that will be triggered by "any general suspension of trading in, or limitation on prices for, our securities on any national securities exchange or in an over the-counter market in the United States." Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-counter market in the United States.

3.   We note that the fourth sub-bullet refers broadly to "any extraordinary or material adverse change in U.S. financial markets generally." The broad wording of this offer condition gives rise to illusory offer concerns under Section 14(e) of the Exchange Act and Regulation 14E thereunder. Please revise to narrow or qualify this condition, or advise.

4.   Refer to the following disclosure in the last paragraph of this section: "The conditions to this Offer are for our benefit. We may assert them in our discretion before the expiration date regardless of the circumstances giving rise to them." Offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise this disclosure to remove the implication that the conditions may be triggered at your election.

General terms of new options, page 21

5.   Refer to the first full paragraph on page 22 and the statement there that your "statements in this Offer to Exchange concerning the 2004 Plan and the new options are merely summaries and do not purport to be complete." While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the 2004 Plan and the new options. Please modify to avoid characterizing the disclosure here as incomplete.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Brian Soares at 202-551-3690 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions